UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

THE WILLIAMS COMPANIES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

969457100

(CUSIP Number)

Keith Meister

Patrick J. Dooley, Esq.

Corvex Management LP

667 Madison Avenue

New York, New York 10065

(212) 474-6700

Eric W. Mandelblatt

Soroban Capital Partners LP

444 Madison Avenue, 21st Floor

New York, New York 10022

(212) 314-1300

COPIES TO:

Jeffrey Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

Richard Brand

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

(212) 504-5757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 969457100

1	Names of Reporting Persons CORVEX MANAGEMENT LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 41,682,960*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 41,682,960*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.4*†%
14	Type of Reporting Person (See Instructions) PN; IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by the Reporting Persons. The percentages calculated herein are based on a total of 750,569,517 Shares outstanding as of May 19, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons KEITH MEISTER
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 41,682,960*
	8	Shared Voting Power 0
	9	Sole Dispositive Power 41,682,960*
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)* ☐
13	Percent of Class Represented By Amount in Row (11) 8.4*†%
14	Type of Reporting Person (See Instructions) IN; HC

*	See Items 5 and 6.
†	Includes all shares beneficially owned by the Reporting Persons. The percentages calculated herein are based on a total of 750,569,517 Shares outstanding as of May 19, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN MASTER FUND LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CAYMAN ISLANDS
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.4*†%
14	Type of Reporting Person (See Instructions) PN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by the Reporting Persons. The percentages calculated herein are based on a total of 750,569,517 Shares outstanding as of May 19, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN CAPITAL GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.4*†%
14	Type of Reporting Person (See Instructions) OO

*	See Items 5 and 6.
†	Includes all shares beneficially owned by the Reporting Persons. The percentages calculated herein are based on a total of 750,569,517 Shares outstanding as of May 19, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN CAPITAL PARTNERS LP
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.4*†%
14	Type of Reporting Person (See Instructions) PN, IA

*	See Items 5 and 6.
†	Includes all shares beneficially owned by the Reporting Persons. The percentages calculated herein are based on a total of 750,569,517 Shares outstanding as of May 19, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons SOROBAN CAPITAL PARTNERS GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.4*†%
14	Type of Reporting Person (See Instructions) HC, OO

*	See Items 5 and 6.
†	Includes all shares beneficially owned by the Reporting Persons. The percentages calculated herein are based on a total of 750,569,517 Shares outstanding as of May 19, 2016.

CUSIP No. 969457100

1	Names of Reporting Persons ERIC W. MANDELBLATT
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 21,000,000*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,000,000*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,682,960*†
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.4*†%
14	Type of Reporting Person (See Instructions) HC, IN

*	See Items 5 and 6.
†	Includes all shares beneficially owned by the Reporting Persons. The percentages calculated herein are based on a total of 750,569,517 Shares outstanding as of May 19, 2016.

This Amendment No. 7 supplements the information set forth in the Schedule 13D filed by Corvex Management LP, Keith Meister, Soroban Master Fund LP, Soroban Capital Partners LLC, and Eric W. Mandelblatt with the United States Securities and Exchange Commission (the “SEC”) on December 16, 2013, as amended from time to time (as amended, the “Schedule 13D”) relating to the shares of Common Stock, par value $1.00 per share (the “Shares”) of The Williams Companies, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 2.	Identity and Background.

This statement on Schedule 13D is filed jointly by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a) Corvex Management LP, a Delaware limited partnership (“Corvex”), and Keith Meister, a U.S. citizen (collectively, the “Corvex Persons”). This statement relates to Shares held for the account of certain private investment funds for which Corvex acts as investment adviser, including Corvex Master Fund, LP, a Cayman Islands limited partnership, the general partner of which is controlled by Mr. Meister (collectively, the “Corvex Funds”). The general partner of Corvex is controlled by Mr. Meister. The principal business of Corvex is serving as the investment adviser of the Corvex Funds, whose principal business is investing in securities. Mr. Meister’s principal occupation is serving as the Managing Partner of Corvex. The principal business address of each of Corvex and Mr. Meister is 667 Madison Avenue, New York, NY 10065.

(b) Soroban Master Fund LP, a Cayman Islands exempted limited partnership (“SMF Fund”), Soroban Capital GP LLC, a Delaware limited liability company (“SCGP LLC”), Soroban Capital Partners LP, a Delaware limited partnership (formerly known as Soroban Capital Partners LLC) (“SCP LP”), Soroban Capital Partners GP LLC, a Delaware limited liability company (“SCP GP”) and Eric W. Mandelblatt, a U.S. citizen (collectively, the “Soroban Persons”). This statement relates to Shares held for the account of SMF Fund, a private investment fund for which SCP LP acts as investment manager. SCGP LLC is the general partner of SMF Fund and is controlled by Mr. Mandelblatt through his role as Managing Partner of SCGP LLC. SCP LP is controlled by Mr. Mandelblatt through his role as Managing Partner of SCP GP, the general partner SCP LP. The principal business of SCP LP is serving as the investment manager of SMF Fund, whose principal business is investing in securities. The principal business of SCGP is serving as the general partner of SMF Fund, and the principal business of SCP GP is serving as the general partner of SCP LP. The principal business of Mr. Mandelblatt is serving as Managing Partner of SCGP LLC and Managing Partner of SCP GP. The principal business address of SMF Fund is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman KY1-1103, Cayman Islands and the principal business address of SCGP LLC, SCP LP, SCP GP and Mr. Mandelblatt is 444 Madison Avenue, 21st Floor, New York, NY 10022.

A joint filing agreement of the Corvex Persons and the Soroban Persons is attached hereto as Exhibit 1.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information contained herein concerning each Corvex Person has been provided by each such Corvex Person and the Soroban Persons assume no responsibility for such information. Information contained herein concerning each Soroban Person has been provided by each such Soroban Person and the Corvex Persons assume no responsibility for such information.

Item 4.	Purpose of Transaction.

On June 30, 2016, Mr. Meister and Mr. Mandelblatt resigned from the Board of Directors (the “Board”) of the Issuer. In connection with the resignations of Mr. Meister and Mr. Mandelblatt from the Board, each of Mr. Meister and Mr. Mandelblatt delivered a letter to the Board describing the reasons for such resignations. A copy of the letter to the Board delivered by Mr. Meister is attached hereto as Exhibit 2 and is incorporated herein by reference. A copy of the letter to the Board delivered by Mr. Mandelblatt is attached hereto as Exhibit 3 and is incorporated herein by reference.

As a result of such resignations, the previously disclosed Agreement referenced in Item 6 was terminated.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their respective investments in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Corvex Persons may be deemed to be the beneficial owner of 41,682,960 Shares, which collectively represent approximately 5.6% of the Issuer’s outstanding Shares. Corvex may be deemed to have sole power to vote and sole power to dispose of 41,682,960 Shares. By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.

The Soroban Persons may be deemed to be the beneficial owner of 21,000,000 Shares, which represent approximately 2.8% of the Issuer’s outstanding Shares. Each of the Soroban Persons may be deemed to have shared power to vote and dispose of such Shares.

The aggregate Shares reported as beneficially owned by the Corvex Persons and the Soroban Persons is 62,682,960 Shares, which collectively represent approximately 8.4% of the Issuer’s outstanding Shares.

The percentages calculated in the immediately foregoing paragraph and in the paragraphs above are calculated based on a total of 750,569,517 Shares outstanding as of May 19, 2016, as reported in the Form S-4 filed with the SEC by Energy Transfer Corp LP on May 25, 2016.

The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the Schedule 13D except to the extent expressly noted herein.

(c) There have been no transactions with respect to the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Except as set forth below, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

The limited partners of (or investors in) each of the private investment funds for which SCP LP or its affiliates acts as general partner, managing member and/or investment manager have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests, limited liability company interests or investment percentages in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a result of the resignation of Mr. Meister and Mr. Mandelblatt from the Board effective June 30, 2016, the previously disclosed Agreement among the Issuer and certain of the Reporting Persons dated February 25, 2014, was terminated.

All previously disclosed European-style cash-settled call options held by SMF Fund have expired. None of the previously disclosed European-style cash-settled call options gave SMF Fund direct or indirect voting or investment control over any securities of the Issuer and did not permit SMF Fund to exercise such cash-settled call options and receive Shares of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	–	Joint Filing Agreement

Exhibit 2	–	Letter to the Board of Directors of The Williams Companies, Inc. from Keith Meister

Exhibit 3	–	Letter to the Board of Directors of The Williams Companies, Inc. from Eric W. Mandelblatt

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 1, 2016	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: July 1, 2016	KEITH MEISTER

	By:	/s/ Keith Meister

Date: July 1, 2016	SOROBAN MASTER FUND LP

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Authorized Signatory of its Investment Manager

Date: July 1, 2016	SOROBAN CAPITAL GP LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: July 1, 2016	SOROBAN CAPITAL PARTNERS LP

By Soroban Capital Partners GP LLC, its general partner

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: July 1, 2016	SOROBAN CAPITAL PARTNERS GP LLC

	By:	/s/ Eric W. Mandelblatt
Eric W. Mandelblatt
Managing Partner

Date: July 1, 2016	ERIC W. MANDELBLATT

	By:	/s/ Eric W. Mandelblatt